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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 3 for the month of April, 1999

                              Visible Genetics Inc.
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                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|     No |X|

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                              VISIBLE GENETICS INC.

      The Company has announced that it has entered into an agreement with Organon Teknika (OT) whereby OT will be the exclusive distributor in Brazil of the Company's OpenGene(TM) automated DNA sequencing system and GeneKits(TM). The agreement is for a period of four years and has provisions that guarantee minimum annual revenues over that period to the Company

      Organon Teknika, a division of Dutch-based Akzo Nobel, has over 25 years experience in the marketing, sales and support of pharmaceutical and diagnostic products in Brazil.

      On or about April 21, 1999, the Company issued a press release with respect to the foregoing.

      The Company hereby incorporates by reference the text of this Form 6-K (but not the Exhibit hereto) into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).

      Exhibit 1. Press release - "Visible Genetics Inc. and Organon Teknika enter exclusive distribution and marketing agreement for VGI products in Brazil."

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VISIBLE GENETICS INC.


Date: April 21, 1999          By: /s/ Jeffrey D. Sherman
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                                      Name: Jeffrey D. Sherman

                                      Title: Vice President, Finance and C.F.O.


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